Calculation of the Registration Fee

Title of Each Class of Securities	Maximum Aggregate Offering	Amount of Registration Fee(1)(2)
Offered	Price
Notes	$2,500,000,000.00	$98,250.00

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $98,250.00 is offset against the registration fee due for this offering and of which $860,930.22 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-134553

PRICING SUPPLEMENT NO. 787 dated April 17, 2008

to Prospectus Supplement dated May 30, 2006

and Prospectus dated May 30, 2006

LEHMAN BROTHERS HOLDINGS INC.

Medium-Term Notes, Series I

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 30, 2006, as supplemented by the Prospectus Supplement, dated May 30, 2006 (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	5252M0FD4

ISIN:	US5252M0FD44

Specified Currency:	Principal:	U.S. Dollars
	Interest:	U.S. Dollars

Principal Amount:	$2,500,000,000

	Total	Per Note
Issue Price:	$2,491,725,000	99.669%
Agents’ Commission:	$ 11,250,000	0.450%
Proceeds to Lehman Brothers Holdings Inc.:	$2,480,475,000	99.219%

On the Issue Date, we may, without the consent of the holders of the Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agents:	Lehman Brothers
Banc of America Securities LLC
BNY Capital Markets, Inc.
Citi
DnB NOR Markets
HSBC
nabCapital Securities
Scotia Capital
Sovereign Securities Corporation, LLC
SunTrust Robinson Humphrey
TD Securities
Wells Fargo Securities
Williams Capital Group, L.P.

Agents’ Capacity:	☒ As principal	☐ As agent

☒	The Notes are being offered at a fixed initial public offering price equal to the Issue Price.

☐	The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.

Trade Date:	April 17, 2008

Issue Date:	April 24, 2008

Stated Maturity Date:	May 2, 2018

Date From Which Interest Accrues:	☒ Issue Date
☐ Other:

☒ Fixed Rate Note

Interest Rate per Annum:	6.875%

☐ Floating Rate Note	☐ CD Rate
☐ Commercial Paper Rate
☐ Federal Funds (Effective) Rate
☐ Federal Funds (Open) Rate
☐ LIBOR Telerate
☐ LIBOR Reuters
☐ EURIBOR
☐ Treasury Rate: Constant Maturity ☐ Yes ☐ No
☐ Prime Rate
☐ Eleventh District Cost of Funds Rate

☐ CMS Rate
☐ Other:

Index Maturity:	Not applicable

Spread:	Not applicable

Spread Multiplier:	Not applicable

Maximum Rate:	Not applicable

Minimum Rate:	Not applicable

Interest Payment Dates:	Semi-annually on each May 2 and November 2, commencing on November 3, 2008 (as November 2, 2008 is not a business day)

Interest Determination Dates:	Not applicable

Interest Reset Dates:	Not applicable

Calculation Agent:	Not applicable

Optional Redemption:	Not applicable

Authorized Denominations:	$1,000 and whole multiples of $1,000

Form of Note:	☒ Book-entry only (global)	☐ Certificated

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Subject to the terms of a Purchase Agreement between Lehman Brothers Holdings Inc. and Lehman Brothers Inc. and the other agents set forth below (collectively, the “Agents”), Lehman Brothers Holdings Inc. has agreed to sell to the Agents, and each of the Agents has agreed severally to purchase, the principal amounts of Notes set forth opposite its name below:

Principal Amount
Agents	of the Notes

Lehman Brothers Inc.	$2,200,000,000
Banc of America Securities LLC	25,000,000
BNY Capital Markets, Inc.	25,000,000
Citigroup Global Markets Inc.	25,000,000
DnB NOR Markets, Inc.	25,000,000
HSBC Securities (USA) Inc.	25,000,000
nabCapital Securities, LLC	25,000,000
Scotia Capital (USA) Inc.	25,000,000
Sovereign Securities Corporation, LLC	25,000,000
SunTrust Capital Markets, Inc.	25,000,000
TD Securities (USA) LLC	25,000,000
Wells Fargo Securities, LLC	25,000,000
Williams Capital Group, L.P.	25,000,000
Total	$2,500,000,000

Under the terms and conditions of the Purchase Agreement, the Agents are committed to take and pay for all of the Notes, if any are taken.  The Agents propose to offer the Notes initially at a public offering price equal to the Issue Price set forth above and may offer the Notes to certain dealers at such price less a concession not in excess of 0.25% of the principal amount of the Notes. The Agents may allow, and the dealers may reallow, a discount not in excess of 0.125% of the principal amount of the notes on sales to certain other dealers. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agents.

Lehman Brothers Holdings will pay certain expenses, expected to be approximately $75,000, associated with the offer and sale of the Notes.

Certain of the Agents and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and/or general financing and/or banking services to Lehman Brothers Holdings and its affiliates, for which they have in the past received, and may in the future receive, customary fees.

Certain of the Agents may not be U.S. registered broker-dealers and accordingly will not effect any sales within the United States except in compliance with applicable U.S. laws and regulations, including the rules of the FINRA.

It is expected that delivery of the Notes will be made against payment therefor five business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the Issue Date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.